FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

AMS HOMECARE INC. (File #000-50109)

1360 Cliveden Avenue, Delta, B.C., V3M 6K2

(Address of principal executive offices)

Attachments:

1.

News Release dated June 10, 2004

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

AMS HOMECARE INC.

(Registrant)

Date: June 10, 2004

By:

“Harj Gill”

 Harj Gill

Its:       CEO

(Title)

June 10, 2004

SECURITIES AND EXCHANGE COMMISSION                       VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

AMS HOMECARE INC. - (File #000-50109)

Form 6-K

On behalf of AMS Homecare Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

AMS HOMECARE INC.

“Harj Gill”

per:

Harj Gill

CEO

Enclosures

News Release dated June 10, 2004

cc:

AMS HOMECARE RETAINS BELL, BOYD & LLOYD LLC

VANCOUVER, June 10, 2004 - AMS Homecare Inc. (OTCBB: AHCKF; TSX-V: AHC) (http://www.amshomecare.com), today announced that it has retained the legal services of Bell, Boyd & Lloyd LLC, Chicago, IL  (http://www.bellboyd.com) as its corporate and securities law firm in the United States.

In making the announcement AMS Homecare CEO Harj Gill stated, “Bell, Boyd & Lloyd, one of the top law firms in the U.S., has helped emerging and established businesses grow and prosper for more than 100 years.  Its corporate and finance attorneys are nationally recognized for their experience in mergers, acquisitions and securities law, having represented many of the nation’s most prominent corporations from formation to initial public offering, pioneered the use of shelf registration of stock and handled hundreds of corporate acquisitions by clients.  They counsel on compliance with federal and state securities laws, SEC reporting, and interface with SEC staff on finance and enforcement issues.   They will be assisting AMS Homecare on public disclosure and other corporate matters as necessary as we expand from our solid Canadian base into the U. S. market.”

About AMS Homecare Inc  (http://www.amshomecare.com)

Founded in 1989, AMS Homecare is a successful purveyor of mobility equipment, durable and disposable medical products and patient monitoring technology that it says is recognized for its innovation, quality and style. With a base of 300-plus dealer customers in Canada, the company is moving to strengthen its foundation and build an organization capable of serving the independence needs of the aging populations in Canada and the United States.

Statements contained in this release relating to AMS Homecare Inc. that are not historical facts are "forward-looking" statements as contemplated by the Private Securities Litigation Reform Act of 1995, as amended. Such forward-looking statements are subject to risks and uncertainties, which are enumerated in the company’s most current filed Annual and Interim Reports. These risks and uncertainties could cause actual results to differ materially from those projected or implied in the forward-looking statements.  The TSX Venture securities market has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For more information, please contact:

AMS Homecare Inc.

At The Investor Relations Company:

Mr. Daryl Hixt, Corporate Communication

Woody Wallace, Chairman

Telephone: 604-273-5173 ext 121

1-847-296-4200

Facsmile: 604-273-9312

wwallace@tirc.com

Email:

ir@amshomecare.com